================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER THE
                        SECURITIES EXCHANGE ACT OF 1934

                         For the month of   August, 2006

                          GRUPO IUSACELL, S.A. de C.V.
                 -----------------------------------------------
                 (Translation of registrant's name into English)

                                Montes Urales 460
                Col. Lomas de Chapultepec, Deleg. Miguel Hidalgo
                               11000, Mexico D.F.
                ------------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will fill annual reports under cover of Form 20-F or Form 40-F:

                          Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities and Exchange Act of 1934.

                                 Yes [ ] No [X]

================================================================================

Documents Furnished By the Registrant
-------------------------------------

1. Press Release of the Registrant dated August 16, 2006

                                                               INVESTOR CONTACTS

                                                              Jose Luis Riera K.
                                                         Chief Financial Officer
                                                                  5255-5109-5927

                                                                 J.Victor Ferrer
                                                                 Finance Manager
                                                                  5255-5109-5273
                                                         vferrer@iusacell.com.mx

     IUSACELL EXPECTS TO EXECUTE SOON ITS CONVENIO CONCURSAL WITH CREDITORS

--------------------------------------------------------------------------------

     MEXICO CITY, AUGUST 16, 2006 - Grupo Iusacell, S.A. de C.V. [BMV: CEL] ("Iusacell") announces the advancement of its restructuring process within the framework established by its strategic plan, and that it hopes that the restructuring agreement that has been reached in principle with the majority of its creditors will be legally finalized soon.

     As of today, approximately 90% of Iusacell's creditors have confirmed their support of the company's Plan of Reorganization by means of the company's exchange offer and consent solicitation that expired on June 1, 2006. The Company believes that the high rate of approval of the Plan of Reorganization signifies a clear confidence in the Company's management.

     As has been stated in previous press releases, the restructuring consists of an exchange of U.S.$350 million of the company's 14.25% notes due 2006 for U.S.$175million of new notes due 2013 that will bear interest at annual rate of 10% (with semi-annual interest payments in arrears including the option for Iusacell to capitalize up to 40% of each interest payment).

     Today another milestone was reached in the legal implementation of the restructuring agreement reached in principle with the Company's creditors. As stated in previous press releases, Iusacell filed a voluntary petition for concurso mercantil before a Mexican judge (Juez Septimo de Distrito en Materia Civil del Primer Circuito), which today and as a part of the restructuring process, issued a declaration of concurso mercantil (sentencia de concurso) for Iusacell. As a result of this declaration, Iusacell enters a new phase towards completing its restructuring and expects to execute soon the corresponding plan of reorganization (convenio concursal) to be submitted before the Mexican court. Accordingly to this type of process, Iusacell has appointed various counsels, including Everardo Joaquin Espino, Enrique Gutierrez Flores, David Pablo Montes Ramirez and Ivan Sanchez Montero, to coordinate and act in the judicial proceedings.

     The Federal Institute Specializing in Concursos Mercantiles (Instituto Federal de Especialistas en Concursos Mercantiles) was the entity responsible of the review of Iusacell's books and records which concluded satisfactorily with the report of the examiner Mr. Pablo Octaviano Mendoza Garcia.

                             **********************

ABOUT IUSACELL

Grupo Iusacell, S.A. de C.V. (Iusacell, BMV: CEL) is a wireless cellular and PCS service provider in Mexico with a national footprint. Iusacell offers more and better voice communication and data services through state-of-the-art technology, such as its new 3G network, throughout all of the regions in which it operate. In addition to our core mobile telephony services, we also provide a wide range of other telecommunications services, including long distance, wireless local telephony and data transmission services. Additional information is available at www.iusacell.com

LEGAL DISCLAIMER

Grupo Iusacell, S.A. de C.V. quarterly reports and all other written materials may from time to time contain statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. For those statements, the Company claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Discussion of factors that may affect future results is contained in our filings with the Securities and Exchange Commission.

                                   SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                    GRUPO IUSACELL, S.A. DE C.V.

Date: August 16, 2006

                                                           /s/ Fernando Cabrera
                                                           ---------------------
                                                    Name:  Fernando Cabrera
                                                    Title: Attorney in fact

                                                           /s/ Jose Luis Riera
                                                           ---------------------
                                                    Name:  Jose Luis Riera
                                                    Title: Attorney in fact